

Mail Stop 3233

July 3, 2018

Via Email
Richard W. Siedel, Jr.
Chief Financial Officer and Treasurer
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

> **Re:** **Senior Housing Properties Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **Filed May 10, 2018**
> **File Nos. 1-15319**

Dear Mr. Siedel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations and Normalized Funds From Operations, page 85

1. We note that you reconcile funds from operations (FFO) from net income attributable to common shareholders and it appears FFO represents FFO attributable to common shareholders. In future filings please revise the label of this non-GAAP measure to indicate that it is FFO attributable to common shareholders. This comment is also

Richard W. Siedel
Senior Housing Properties Trust
July 3, 2018
Page 2

applicable to the extent this measure is presented in your earnings release filed on Form 8-K.

Form 10-Q for the quarterly period ended March 31, 2018

Note 2. Recent Accounting Pronouncements, page 4

2.	Please tell us how you considered the disclosure requirements outlined in ASC 606-10-50-12 through 50-15 and 606-10-50-17 through 50-20 as it relates to your residents fees and services revenues. We note these revenues represent approximately 37% of total revenues for the periods presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities